EXHIBIT 21

SUBSIDIARIES OF SPARTAN MOTORS, INC.

Name of Subsidiary	Jurisdiction of Incorporation

Spartan Motors Chassis, Inc.	Michigan, United States

Crimson Fire, Inc.*	South Dakota, United States

Classic Fire, LLC	Michigan, United States

Crimson Fire Aerials, Inc.	Pennsylvania, United States

Utilimaster Holdings, Inc.	Delaware, United States

- Utilimaster Corporation (100% owned by Utilimaster Holdings, Inc.)	Delaware, United States

- Utilimaster Canada Limited (100% owned by Utilimaster Holdings, Inc.)	Ontario, Canada

Road Rescue, Inc. **	South Carolina, United States

*Formerly also did business under the names Luverne Fire Apparatus Co., Ltd. and Quality Manufacturing Inc.
**On September 20, 2010 the Company sold substantially all of the assets and related liabilities of Road Rescue, Inc.